# LEK SECURITIES CORPORATION AND SUBSIDIARY

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**

**December 31, 2018**

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 4,720,236 |
| Restricted cash | | 666,061 |
| Cash segregated under federal and other regulations | | 70,502,625 |
| Receivables from clearing organizations and other broker dealers | | 8,978,023 |
| Commissions receivable | | 756,585 |
| Due from customers | | 12,479,212 |
| Due from brokers | | 7,657,584 |
| Deposits with clearing organizations | | 11,480,535 |
| Securities borrowed | | 93,924,570 |
| Securities owned: | | |
|   Marketable, at fair value | | 9,515 |
|   Not readily marketable, at estimated fair value | | 1,492,499 |
| Property and equipment, net | | 169,478 |
| Prepaid expenses and other assets | | 168,723 |
|     Total assets | $ | 213,005,646 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**Liabilities**

| | | |
|---|---|---:|
| Securities loaned | $ | 74,589,031 |
| Payable to clearing organizations and other broker dealers | | 7,257,854 |
| Due to customers | | 73,831,579 |
| Due to brokers | | 10,044,348 |
| Securities sold, not yet purchased, at fair value | | 5,906 |
| Lines of credit | | 26,930,000 |
| Accounts payable and accrued expenses | | 4,658,206 |
| Due to parent | | 918,072 |
|    Total liabilities | | 198,234,996 |

**Commitments and contingencies (Notes 12 and 15)**

| | |
|---|---:|
| **Subordinated borrowings** | 1,985,143 |

**Stockholder's equity**

| | | |
|---|---|---:|
| Common stock - $1.00 par value; | | |
|   10,000 shares authorized, 725.667 shares issued and outstanding | | 726 |
| Additional paid-in capital | | 5,269,192 |
| Retained earnings | | 7,515,589 |
|    Total stockholder's equity | | 12,785,507 |
|    Total liabilities and stockholder's equity | $ | 213,005,646 |

*See accompanying notes to consolidated financial statements.*